Filed Pursuant To Rule 433

Registration No. 333-217785

February 9, 2018

State Street Strategist: Every Portfolio Can Benefit From Gold

By Jayson Derrick

February 8, 2018

Gold prices tend to move lower at the early stages of a stock market sell-off, according to one gold expert.

The Expert

George Milling-Stanley, head of State Street Global Advisors’ gold strategy.

The Thesis

When faced with the prospect of margin calls, many investors and traders aren’t interested in selling their stock positions at depleted levels, Milling-Stanley said during CNBC’s “Worldwide Exchange.” Investors are instead turning to gold, or “the thing that comes in useful when other things go down,” Milling-Stanley said.

Gold “does its job,” which implies investors will return to buy it back — so the current weakness in gold and gold-related products like the SPDR Gold Trust (ETF) GLD 0.15% is likely to reverse, he said.

While there never is a “bad time” to be buying gold, now is certainly a “perfect” to be buyers of the commodity, he said. The pressure in gold has been to the upside, which creates an ideal scenario for investors, Milling-Stanley said.

“Every portfolio would benefit from a small strategic allocation to gold, and I don’t think that the particular entry point is necessarily the thing to focus on.”

Some experts are saying there is a relationship between bitcoin and gold, but Milling-Stanley said he isn’t seeing any evidence of that. Gold is among the least-volatile instruments, but bitcoin and other cryptocurrencies have proven to be “exponentially bigger,” which implies none of the cryptocurrencies are serious competitors to gold, he said.

Price Action

Shares of the Gold Trust ETF were up 0.29 percent to $125.15 at the time of publication Thursday afternoon.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.